Acacia Research Corporation
520 Newport Center Drive
Newport Beach, CA 92660
May 6, 2016
VIA EDGAR CORRESPONDENCE
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Craig D. Wilson, Sr. Asst. Chief Accountant

Re:	Extension of response period to United States Securities and Exchange Commission Staff (the “Staff”) comments made by letter dated April 22, 2016
Dear Mr. Wilson:
Acacia Research Corporation (the “Company”) is in receipt of the Staff comments made by letter dated April 22, 2016 (the “Comment Letter”) in connection with the Company’s Form 10-K for the Fiscal Year Ended December 31, 2014 Filed March 2, 2015 and Form 10-K for the Fiscal Year Ended December 31, 2015 Filed March 15, 2016 (File No. 000-26068). The Comment Letter requests that the Company provide responses to the Staff comments contained therein “within 10 business days [of the receipt of the Comment Letter]” or that the Company advise the Staff when it will provide the Staff with the requested response. The Company hereby notifies the Staff that the Company intends to provide its responses to the Staff comments contained in the Comment Letter on May 23, 2016 (ten additional business days).
Should you have any questions regarding the above, please do not hesitate to contact me at (949) 480-8300, or Mark Skaist, the Company’s legal counsel, at (949) 725-4117.

Very truly yours,
ACACIA RESEARCH CORPORATION
/s/ Clayton J. Haynes
Clayton J. Haynes
Chief Financial Officer and Treasurer